As filed with the Securities and Exchange Commission on March 26, 2003.

Registration No. 333-102597

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM S-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

V.I. TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	11-3238476 (I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Barr

President and Chief Executive Officer

V. I. Technologies, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Telephone: (617) 542-6000

Fax: (617) 542-2241

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement contains (i) a prospectus relating to the offering by V.I. Technologies, Inc. of its common stock issuable upon the exercise of subscription rights and to certain standby purchasers and (ii) a form of prospectus supplement for the standby purchasers. The prospectus supplement immediately follows the prospectus.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject to completion, dated March 26, 2003

V.I. Technologies, Inc.

19,830,539 Shares

Common Stock

We are offering to our stockholders up to an aggregate of 19,830,539 shares of our common stock. For every share held at the close of business on March     , 2003, the record date for the distribution, you will receive 0.87 transferable subscription rights to purchase shares of our common stock.

Each right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, you may purchase one share of our common stock at a subscription price of $1.02 per share. Under the oversubscription privilege, upon the exercise of the basic subscription privilege, in full, you will be entitled to subscribe, at the same subscription price, for shares of common stock which are not purchased by other rightsholders under their basic subscription privilege. The subscription price is the same price at which Pall Corporation is obligated to invest $4,000,000 to purchase shares of our common stock from us pursuant to a Stock Purchase Agreement as described herein. We currently anticipate that Pall Corporation’s investment will be made concurrently with the closing of the rights offering. All exercises of rights are irrevocable.

The subscription price for shares may only be paid in cash. If all rights are exercised, we will receive approximately $20 million from the rights offering, after paying estimated expenses.

The subscription rights are exercisable beginning on March     , 2003 and continuing until 5:00 p.m., Eastern Standard Time, on April     , 2003, unless we decide to extend the rights offering. NO EXERCISES OF RIGHTS WILL BE ACCEPTED FOLLOWING THE EXPIRATION TIME.

Certain institutional and venture capital stockholders and their affiliates have expressed an interest in exercising their subscription privileges and participating in the offering. We expect such persons to subscribe in the aggregate for a range of approximately 13,700,000 to 18,600,000 shares of common stock, or approximately 69% to 94% of the anticipated maximum of 19,830,539 shares of common stock offered by this prospectus.

The rights will be immediately transferable from the date of effectiveness of this registration statement and until the close of business on the last trading day prior to the expiration time. The rights may be transferred, bought and sold in private transactions. No trading market exists for the rights as of the date of this prospectus and the rights will not be listed for trading on any stock exchange.

Our common stock is listed under the symbol “VITX” on the Nasdaq National Market. On March     , 2003, the closing sale price of our common stock was $[            ] per share.

Our executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472. Our telephone number is (617) 926-1551.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

SEE “RISK FACTORS” BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This rights offering is not being made to, nor will we accept subscriptions for common stock from, any person, in any jurisdiction in which the rights offering or the acceptance of such offering would not be in compliance with the securities or “blue sky” laws of such jurisdiction.

The date of this prospectus is March     , 2003.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. We urge you to read this entire prospectus carefully. It may not contain all of the information which is important to you. To understand this rights offering fully and for a more complete description of the legal terms of this offering, we encourage you to carefully read the entire prospectus and the other documents to which we may refer you as described under the caption “Where You Can Find More Information” on the inside back cover of this prospectus.

ABOUT V.I. TECHNOLOGIES, INC.

Based on the demonstrated effectiveness of our science as presented in industry publications and presentations, and on our competitive analysis, we believe that we are a leading developer of innovative biotechnology products designed to improve the safety of the world’s blood supply. We have designed our proprietary INACTINE™ Pathogen Reduction System for red cells (the “INACTINE™ system”) based on our INACTINE™ technology to inactivate a wide range of pathogens, including viruses, bacteria, lymphocytes and parasites from red blood cells while preserving the therapeutic properties of the red blood cells. The INACTINE™ system has also demonstrated in non-clinical trials the ability to remove, in a highly efficient fashion, prions that may cause “Mad Cow Disease” in cows and the human form of the disease, variant Creutzfeldt-Jakob Disease (“vCJD”). The technology works by binding to the RNA or DNA of the pathogen. Once bound, the compound forms an irreversible bond to the pathogenic nucleic acid, preventing replication and thereby “killing” the pathogens. Our lead product candidate, the INACTINE™ system, is in pivotal Phase III clinical trials. We are designing our INACTINE™ system to work with existing red blood cell bag and collection systems and to be easily integrated into the blood banking infrastructure. Over 40 million red cell units are transfused annually in the U.S., Europe and Japan, representing an over $4 billion market opportunity. We currently do not have any approved products and we have not made any commercial sales of our products under development.

Blood safety and availability remain a significant concern as new pathogens are discovered and the demand for blood products continues to increase. To reduce the risk of contamination of the blood supply with pathogens, blood banks currently screen donors using detailed questionnaires and screen the donated blood for five known pathogens. Although these safety measures have increased the safety of blood products overall, the risk of transmitting known and unknown pathogens remains. Our goal is to diminish this risk with our INACTINE™ system.

In order to accelerate product development and commercialization of our INACTINE™ system, we are actively engaged in discussions with potential distribution partners. We have a strategic relationship with Pall Corporation (“Pall”) and also have a contract development and manufacturing agreement with Haemonetics Corporation and a collaboration with Amersham Pharmacia Biotech.

We were organized under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. Our website address is www.vitechnologies.com. The contents of our website are not part of this prospectus.

INACTINE™ is a trademark of V.I. Technologies, Inc.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Why are we conducting the rights offering?

We are seeking additional equity to advance our clinical trial programs, for development and commercialization activities related to our INACTINE™ Pathogen Reduction System for red cells, and for general corporate purposes.

What is a rights offering?

A rights offering is a distribution of subscription rights on a pro rata basis to all stockholders of a company. For every share held at the close of business on March     , 2003, the record date for the distribution, each of our stockholders will receive 0.87 transferable subscription rights to purchase shares of our common stock.

What is a right?

Each whole right entitles its holder to purchase one share of our common stock at the subscription price of $1.02 per share. Each right carries with it a basic subscription privilege and an oversubscription privilege.

What is the basic subscription privilege?

The basic subscription privilege entitles each holder of a whole right to purchase one share of our common stock for the subscription price.

What is the oversubscription privilege?

The oversubscription privilege entitles each holder of a whole right, if the holder fully exercises the basic subscription privilege, to subscribe at the subscription price for a number of shares of our common stock that are offered in the rights offering but are not purchased by the other rightsholders under their basic subscription privilege.

What are the limitations on the oversubscription privilege?

We will be able to satisfy exercises of the oversubscription privilege of the rights only if holders of those rights subscribe for less than all of the shares of our common stock that may be purchased under the basic subscription privilege of those rights. If sufficient shares are available, we will honor the oversubscription requests in full. If oversubscription requests exceed the shares available, we will allocate the available shares pro rata among those who oversubscribed based on each rightsholder’s percentage ownership of shares of our common stock as of the record date compared to the total ownership of all rightsholders participating in the oversubscription round or, if less, the number of shares for which you oversubscribe. We also expect to offer certain institutional investors, high net worth individuals and others the opportunity to purchase any shares of our common stock that may be available after the exercise of the basic subscription privilege and the oversubscription privilege by the rightsholders.

Will I receive fractional rights?

We will not issue fractional rights. Instead, we will round up any fractional rights to the nearest whole right. For example, if you own 65 shares of common stock, you will receive 57 rights, instead of the 56.55 rights you would have received without rounding.

When will the rights offering expire?

The rights offering will expire at 5:00 p.m., Eastern Standard Time, on April     , 2003, unless we extend it. We may extend the expiration time for any reason.

Am I required to subscribe in the rights offering?

No. However, if you choose not to exercise your rights, you will experience dilution to your equity interest in our company.

If I exercise my rights, may I cancel or change my decision?

No. All exercises of rights are irrevocable even if we extend the subscription period. We may extend the expiration time for any reason.

May I transfer my rights if I do not want to purchase any shares?

Yes. Until the close of business on the last trading day prior to the expiration date, the rights may be transferred, bought and sold in private transactions. No trading market exists as of the date of this prospectus for the rights. The number of rights evidenced by a rights certificate may be divided or combined and transferred at the office of the subscription agent, but a rights certificate may not be divided in such a way as to result in a fractional right.

Have any stockholders or other prospective purchasers indicated to us that they intend to participate in the rights offering?

Yes. Ampersand Ventures (including its affiliates), Chiefswood Investors Limited, and CB Health Ventures, LLC have provided non-binding expressions of interest in subscribing in the aggregate for a range of approximately 13,700,000 to 18,600,000 shares of common stock offered by this prospectus. These expressions of interest are subject to pro-rata allocation based on the exercise of basic subscription privileges and oversubscription privileges by other stockholders. The expression of interest by Chiefswood Investors Limited is subject to a self-imposed limitation of its ownership position in us. Ampersand Ventures (including its affiliates) has expressed interest in exercising a combination of basic subscription rights, oversubscription privileges and entering a standby purchase agreement to purchase unsubscribed shares in the offering in the approximate range of 8,800,000 to 10,800,000 shares. Ampersand Ventures has indicated to us that prior to it or its affiliates entering into binding commitments for the standby purchase of unsubscribed shares, it will seek an extension to December 31, 2004 of a $3,000,000 payment obligation due us in August 2003 by Precision Pharma Services, Inc., a plasma fractionation company affiliated with Ampersand Ventures. These non-binding expressions of interest cover subscriptions in the aggregate range of approximately 13,700,000 to 18,600,000 shares of common stock, or approximately 69% to 94% of the anticipated maximum offering of 19,830,539 shares of common stock. Under certain conditions, Ampersand Ventures (including its affiliates), Chiefswood Investors Limited and CB Health Ventures, LLC could own up to 39.8%, 9.9% and 4.5%, respectively, of our outstanding common stock upon completion of the rights offering, and assuming the closing of the Pall milestone investment.

Are there any conditions to the consummation of the rights offering?

No. There are no conditions to the consummation of the rights offering.

Can we terminate the rights offering?

Yes. We may terminate the rights offering for any reason before the expiration time.

If we terminate the rights offering, will your subscription payment be refunded?

Yes. If we terminate the rights offering, the subscription agent will return all subscription payments promptly. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

How will we use the proceeds received from the rights offering?

If all of the rights are exercised, we will receive approximately $20 million, before deducting any offering expenses. These expenses are estimated to be $250,000. We will use any net proceeds we receive from the rights offering for the advancement of our clinical trial programs, for research and development programs, and for general corporate purposes. In addition, if the gross proceeds from this rights offering exceed $11 million, we will concurrently close the $4 million Pall equity milestone investment. As a result of our receipt of at least $15 million in total proceeds, the credit facility we have with Pall Corporation will mature and we will be required to repay any outstanding amount. Currently, we have drawn down $5 million under the credit facility.

How are we making the rights offering?

This rights offering is being made directly by us. We will not pay any underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the rights offered by this prospectus, other than the fees paid to the subscription agent.

How did we arrive at the offering price and what is the current trading price of our common stock?

Pall Corporation (“Pall”), under the terms of a Stock Purchase Agreement dated as of February 19, 1998, as amended, with us (the “Pall Agreement”), has the obligation to purchase $4,000,000 of our common stock in connection with our initial use of the INACTINE™ System under the protocols for the Phase III clinical trials. We initially used the INACTINE™ System in the Phase III clinical trials on December 31, 2002. Under the terms of the Pall Agreement, as amended, the number of shares of common stock to be issued to Pall under the $4,000,000 milestone investment is determined based on average closing market price for the twenty day period around the milestone determination date of December 31, 2002. The average closing market price for this period was $1.02 per share and, accordingly, Pall will receive 3,921,568 shares of our common stock on closing the milestone investment. Pall is required to complete the purchase of those shares if we secure more than an additional $11,000,000 in equity financing, including through this rights offering, on or before September 30, 2003. We are offering to all our stockholders the right to subscribe to our shares at the same price Pall will pay to purchase shares of our common stock under the terms of the Pall Agreement. On March     , 2003, the last reported price for our common stock on the Nasdaq National Market was $[            ] per share. The trading price of our common stock is volatile and within the last twelve months has traded between a high of $7.05 per share and a low of $0.40 per share. We cannot predict the trading price of our common stock at the time of closing this rights offering. It could be either above or below the subscription price of $1.02 per share. Accordingly, purchasers of shares of common stock in the rights offering may pay a premium, or receive a discount, on the purchase of shares as compared to the closing price of our common stock at the time of the closing of the rights offering.

How many shares of our common stock are currently outstanding?

As of March 1, 2003, we had 22,793,723 shares of our common stock outstanding. The number of outstanding shares of our common stock will increase by 19,830,539 following the issuance of all shares purchased in the rights offering (assuming that the rights offering is fully subscribed), which represents a 87% increase in the number of outstanding shares of our common stock. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

How do I exercise my rights?

Each holder who wishes to exercise the basic subscription privilege should properly complete and sign the rights certificate and deliver the rights certificate together with payment of the subscription price for each share of common stock for which such holder is subscribing to the subscription agent before the expiration time. Each holder who further wishes to exercise the oversubscription privilege under its rights must also include payment of the subscription price for each share of common stock subscribed for under the oversubscription privilege. We recommend that any rightsholder who uses the United States mail to effect delivery to the subscription agent use insured, registered mail with return receipt requested. Any holder who cannot deliver its rights certificate to the subscription agent before the expiration time may use the procedures for guaranteed delivery described in this prospectus under the heading “The Rights Offering—Guaranteed Delivery Procedures.” We will not pay interest on subscription payments. We have provided more detailed instructions on how to exercise the rights in this prospectus under the heading “The Rights Offering” beginning with the section entitled “Exercising Your Rights,” in the rights certificates themselves and in the document entitled “Instructions for Use of V.I. Technologies, Inc. Rights Certificates” that accompanies this prospectus.

How may I pay my subscription price?

Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent.

What should I do if I want to participate in the rights offering but my shares are held in the name of my broker or a custodian bank?

We will ask brokers, dealers and nominees holding shares of our common stock on behalf of other persons to notify these persons of the rights offering. Any beneficial owner wishing to exercise the rights will need to have its broker, dealer or nominee act on its behalf. Each beneficial owner should complete and return to its broker, dealer or nominee the form entitled “Beneficial Owner Election Form.” This form will be available with the other subscription materials from brokers, dealers and nominees holding shares of our common stock on behalf of other persons.

Will I receive subscription materials by mail if my address is outside the United States?

No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those rights, each such holder must notify the subscription agent on or before 11:00 a.m., Eastern Standard Time, on April    , 2003 and establish to the satisfaction of the subscription agent that it is permitted to exercise its rights under applicable law.

Will I be charged any fees if I exercise my rights?

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

If I exercise my rights, when will I receive the shares for which I have subscribed?

We will issue the shares for which subscriptions have been properly delivered to the subscription agent prior to the expiration time as soon as practicable following the expiration time. We will not be able to calculate the number of shares to be issued to each exercising rightsholder until the third business day after the expiration time, which is the latest time by which rights certificates may be delivered to the subscription agent under the guaranteed delivery procedures described in this prospectus under the heading “The Rights Offering—Exercising Your Rights—Guaranteed Delivery Procedures.” Shares that you purchase in the rights offering will be listed on the Nasdaq National Market.

Have you or your Board of Directors made a recommendation as to whether I should exercise my rights?

No. Neither we nor our Board of Directors has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our common stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

What are the tax consequences of the rights offering to me?

Stockholders who receive rights will not recognize taxable income in connection with the distribution or exercise of the rights. Any holder who sells its shares of common stock that it acquires by exercising its rights may recognize a gain or loss. For a complete summary of the material U.S. federal income tax consequences to holders of our common stock, please see the section entitled “Tax Considerations.”

Where should I send my forms and payment?

If you elect to exercise your rights, you should forward your subscription forms and payment via hand delivery, mail or overnight delivery to:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

What should I do if I have other questions?

If you have questions or need assistance, please contact Thomas Higgins, our Chief Financial Officer, at:

V.I. Technologies, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

Tel: (617) 926-1551

For further assistance on how to subscribe for shares, you may also contact American Stock Transfer & Trust Company, the subscription agent for the rights offering, by mail or telephone at:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

RISK FACTORS

You should carefully consider the risks described below before you decide to buy our common stock. If any of these risks actually occurs, our business could be harmed which could cause the trading price of our common stock to decline, and you could lose all or part of your investment. These risks should be read in conjunction with the other information set forth in this prospectus.

Risks Related to Our Business

We have historically incurred operating losses and these losses will continue.

We have historically incurred substantial operating losses due to our research and development activities in blood safety and we expect these losses to continue for the foreseeable future. As of December 28, 2002, we had an accumulated deficit of approximately $128.8 million. Our year-to-date losses as of December 28, 2002 were $20.0 million. During the next several years we will continue our INACTINE™ development efforts and other research activities. The INACTINE™ red blood cell Phase III clinical trial program will be conducted in the U.S. and clinical studies will likely occur in other geographic markets. Product commercialization activities will be at a higher level and our expenditures for research and development will likely increase. We are actively seeking marketing partners who would provide financial support to our INACTINE™ red blood cell program; however, at this time we are not able to assess the probability of success in attracting partners or the timing and amount of their financial support. It is likely that we will continue to incur operating losses for the foreseeable future.

We will need additional capital in the future, but our access to such capital is uncertain.

Our current resources are insufficient to fund all of our commercialization efforts. As of December 28, 2002 we had cash on hand of $7,249,000 and funding commitments from Pall Corporation totaling $6,500,000 million through a combination of a $4,000,000 equity milestone investment, the receipt of which is conditional on the receipt of financing described herein, plus available borrowings of $2,500,000 under a revolving credit facility. As of the date of this Prospectus, we have drawn down the maximum available borrowings of $5,000,000 under the Pall credit facility. We are obligated to repay this amount to Pall upon the earlier of August 1, 2003 and the date on which we receive at least $15,000,000 in equity financing. We anticipate, based on expressions of interest we have received, that we will receive more than $15,000,000 in proceeds from the rights offering and the anticipated milestone investment from Pall. Accordingly, we expect that we will use a portion of the proceeds of this rights offering to repay the $5,000,000 obligation to Pall. Presently, we are consuming approximately $6,500,000 cash per quarter. We are proposing the sale of common stock in a maximum amount of approximately $20,000,000 under the terms of this rights offering to shareholders. A combination of available cash, anticipated Pall funding and a successful rights offering will provide sufficient cash resources for our activities during fiscal 2003. Our capital needs beyond fiscal 2003 will depend on many factors, including our success in negotiating marketing partnerships, the extent of our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding, and we may not be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;
•	obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our ability to continue as a going concern is dependent on future financing.

KPMG LLP, our independent auditors, have included an explanatory paragraph in their audit opinion on our consolidated financial statements for the fiscal year ended December 28, 2002, which highlights that our current cash balances and available borrowings under our revolving credit facility are insufficient to support our operations until the end of the fiscal year ended December 27, 2003, thereby raising substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in KPMG LLP’s audit opinion on our consolidated financial statements for the fiscal year ended December 28, 2002 could have a detrimental effect on our stock price, the rights offering and our ability to raise new capital.

Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our consolidated financial statements as a result of the outcome of the uncertainty described above. If we cannot continue as a going concern, we may have to liquidate our assets and we may be able to sell them for significantly less than the values at which they are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts that holders of our common stock would receive, if anything, in liquidation.

Our success depends on new products and systems which we are developing, but may be unable to commercialize due to numerous factors, including regulatory requirements on both us and our customers.

The success of our business depends on the successful development and commercialization of pathogen reduction products and systems, including products based on the INACTINE TM system. Successful commercialization of our products and systems under development depends, in significant part, on our ability to:

•	complete their development in a timely fashion;
•	demonstrate their safety in clinical trials;
•	obtain and maintain patents or other proprietary protections;
•	obtain required regulatory approvals;
•	implement efficient, commercial-scale manufacturing processes;
•	sell into relevant markets before competitors;
•	obtain approval for reimbursement under health care systems; and
•	establish and maintain sales, marketing, distribution and development collaborations.

Our pathogen inactivated blood products are under development and have not been approved by the FDA for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. The regulatory process includes pre-clinical (animal) studies and clinical (human) trials of each product to establish its safety and efficacy. During fiscal year 2002 we spent approximately $21,500,000 on research and development.

We must provide the FDA and foreign regulatory authorities with pre-clinical and clinical data that demonstrate our products are safe and effective before they can be approved for commercial sale. Our lead product, INACTINE TM Pathogen Reduction System for red cells, has completed Phase I and Phase II clinical trials in the United States. We commenced pivotal Phase III clinical trials, consisting of two studies, in December

2002. The FDA has concurred with the design of both of these studies. The results from pre-clinical studies and early clinical trials conducted by us will not ensure that results obtained in later clinical trials will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Our completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse events occurring during the clinical trials. Therefore, we cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Delays in our clinical testing or approval from government authorities will increase our product development costs and may impair our ability to commercialize our products and allow competitors to bring products to market before we do.

Our clinical development plan for cellular products, including INACTINETM, assumes that only data from laboratory studies, not from human clinical trials, will be required to demonstrate efficacy in reducing pathogens and that clinical trials for these products will instead focus on demonstrating therapeutic efficacy, safety and tolerability of treated blood components. Although we have held discussions with the FDA concerning the proposed clinical plan for these products, this plan of demonstrating safety and efficacy may not ultimately be acceptable to the FDA or the FDA may reconsider any decision that this clinical plan is appropriate.

Even if our products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm our business. Later discovery of problems with our product may result in additional restriction on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of our products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

In addition to the regulatory requirements applicable to us and our products and systems, there are regulatory requirements applicable to our prospective customers, the blood banks that process and distribute both blood and blood products. Blood banks, such as the American Red Cross and the New York Blood Center, will  be required to obtain approved license supplements from the FDA before using products processed with our pathogen reduction systems. FDA delays in approving these supplements may deter some blood centers from using our products. In addition, blood centers that do submit supplements may face disapproval or delays in approval that could in turn cause further delay or deter them from using our products.

If we fail to establish and maintain relationships with strategic collaborators and distributors, we may be unable to market our products.

We are dependent on enlisting strategic collaborators, including Pall Corporation, for sales, marketing and distribution support and for financial support in the development of our INACTINE™ Pathogen Reduction System for red cells. We are currently seeking new distribution partners for our INACTINE™ system for red cells. If we fail to develop new strategic partnerships or to maintain existing alliances, the failure will delay or possibly inhibit the commercialization of our products.

For example, in order to effectively market our products outside the United States, we may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to us.

Our technologies are new and unproven. We will need to gain market acceptance to generate revenue.

We believe that market acceptance of our products and systems will depend on our ability to provide acceptable evidence of their safety, efficacy and cost-effectiveness. Implementation of our systems will involve new investment by our customers which we believe will result in significant improvements in safety and cost savings in health care. We believe that market acceptance of our products and systems will also depend upon the extent to which physicians, patients and health care payers perceive that the benefits of using our products and systems justify the additional costs and processing requirements. Our products and systems may not gain any significant degree of market acceptance among blood centers, physicians, patients and health care payers, even if clinical trials demonstrate safety and efficacy and necessary regulatory approvals and health care reimbursement approvals are obtained. If our products and systems fail to achieve market acceptance, we may never become profitable.

A small number of customers will determine market acceptance of our products.

A defined number of blood collection services will dominate the market for the INACTINE™ Pathogen Reduction System for red cells. In the United States, the American Red Cross and the America’s Blood Centers collect and distribute the vast majority of the nation’s supply of blood and blood components. Major United States blood centers include the New York Blood Center and the United Blood Services, each of which distributes approximately 6 percent of the nation’s supply of blood and blood components. In Western Europe and Japan, various national blood transfusion services or Red Cross organizations collect, store and distribute virtually all of their respective nations’ blood and blood components supply. Failure to properly market, price or sell our products to any of these large customers could significantly diminish potential product revenue.

We rely on a limited number of suppliers to manufacture our inactivation compound and other components of our INACTINETM Pathogen Reduction System for red cells.

Our INACTINETM system uses a small molecule compound known as PEN110 to inactivate pathogens. We engage one manufacturer for the production of PEN110. We do not have a written supply agreement with this manufacturer, but we do not anticipate any circumstances that would disrupt our relationship. We are currently seeking to qualify additional manufacturers to produce this compound to meet our anticipated commercialization requirements. If any of these manufacturers, which have not yet been identified, cannot produce and deliver this compound in the required quantities, to the required standards, or in a timely manner we may face delays in the commercialization of the INACTINETM system before we are able to identify alternate or additional manufacturers to meet these requirements.

The procedure for inactivating pathogens using the INACTINETM system requires the use of a cell washing system to remove PEN110, cell debris and other impurities. We are currently using a cell washing system manufactured by Haemonetics, which we exclusively license from Haemonetics pursuant to a development and manufacturing agreement. When and if our INACTINETM system is commercialized, Haemonetics will provide contract manufacturing services for the cell washing equipment and associated disposables. If Haemonetics fails to deliver an adequate supply of the cell washing systems and disposables, we would be required to identify other third-party manufacturers. We may not be able to identify such manufacturers on a timely basis or enter into contracts with such manufacturers on reasonable terms, if at all. Any delay in the availability of the cell washing system and the disposables from Haemonetics could delay commercialization and subsequent sales of the INACTINETM system. Furthermore, the inclusion of cell washing systems manufactured by others could require us to seek new approvals from governmental regulatory authorities, which could result in delays in product delivery. We may not be able to receive any such required regulatory approvals.

If we do not successfully distinguish and commercialize our technology, we may be unable to compete successfully or to generate revenue significant to sustain our operations.

The biotechnology industry, including the fields of transfusion medicine and therapeutic use of blood products, is highly competitive and subject to significant and rapid technological change. Accordingly, our success will depend, in part, on our ability to respond quickly to such change through the development and introduction of new products and systems.

Many of our competitors or potential competitors, including our principal competitors CERUS Corp. and Gambro, have substantially greater financial and other resources than we have and may also have greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with greater marketing and manufacturing capabilities. Our competitors may obtain patent protection, receive FDA approval or commercialize products before we do.

Our ability to compete successfully against currently existing and future alternatives to our pathogen reduction technology and competitors who compete directly with us in the pathogen reduction industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;
•	develop technologically superior products;
•	develop competitively priced products;
•	obtain patent or other required regulatory approvals for our products;
•	be early entrants to the market; and
•	manufacture, market and sell our products, independently or through collaborations.

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success depends on our ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on our proprietary rights. We have exclusive patents, licenses to patents and patent applications covering critical components of our technologies. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and certain contractors. Our patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. We cannot be certain that our confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-United States countries do not protect intellectual property rights to the same extent, as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, we cannot predict with certainty their enforceability.

Our patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may obtain patent protection or other intellectual property rights for technology similar to ours that could limit our ability to use our technology or commercialize products that we may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unable to protect our technology, trade secrets or know-how, we may be unable to operate profitably.

If we are unable to operate our business without infringing upon intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by us. We endeavor to follow developments in these fields and we do not believe that our technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, we would need a license under such patents or other intellectual property rights to continue development and marketing of our products. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, we may be unable to operate profitably.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products and technology.

We are highly dependent on the members of our scientific and management staff but have no formal employment agreements with our employees. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If we lose an executive officer or certain key members of our research and development staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and technology may be hindered. We have not purchased any key-man life insurance. To date, no executive officer or key employee has notified us of any plans to terminate employment with us.

Third-party reimbursement policies may adversely affect our ability to commercialize and sell our products and services.

Our ability to successfully commercialize our products depends in part on the extent to which appropriate levels of reimbursement for our products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of our products or systems to obtain appropriate levels of reimbursement could adversely affect our ability to sell these products and systems.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of our products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, our products. We anticipate that we will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for our products. However, we cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

We use and generate hazardous materials in our research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. There can be no assurance that we will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development activities, including development of the INACTINE™ Pathogen Reduction System for red blood cells, involve the controlled use of hazardous materials, including certain hazardous chemicals, viruses and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our insurance limits and our cash resources.

We may face exposure to product liability claims.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in our Phase III clinical trials which are currently underway and in the testing, and future manufacturing and marketing of human blood products, including our INACTINE™ system. Although we currently maintain product liability insurance, such insurance may not be adequate and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products which could have a material adverse effect on our business.

Risks Related to Our Stock

Our stock price is volatile and you may not be able to resell your shares at or above the price you paid for them.

We first publicly issued common stock on June 11, 1998 at $12.00 per share in our initial public offering. Between June 11, 1998 and March    , 2003 the closing sale price has ranged from a high of $17.63 per share to a low of $0.40 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;
•	the announcement of new products or services by us or competitors;
•	changes in or failure to meet earnings estimates by securities analysts;
•	sales of common stock by existing stockholders or the perception that these sales may occur;
•	adverse judgments or settlements obligating us to pay damages;
•	negative publicity;
•	loss of key personnel;
•	developments concerning proprietary rights, including patents and litigation matters; and
•	regulatory developments in both United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on our revenue and earnings.

We may not be able to comply with The Nasdaq National Market continued listing requirements.

On November 11, 2002, we received notice from the The Nasdaq Stock Market, Inc. (“Nasdaq”) that our common stock had failed to maintain the minimum bid price closing requirement of $1.00 for 30 consecutive trading days required to maintain continued listing on the Nasdaq National Market. The letter specified that, unless our common stock closes at a minimum bid price of $1.00 or more for ten consecutive days by February 10, 2003, Nasdaq would notify us at that time of its intent to delist the stock. The letter also stated that we could appeal any delisting notification received at that time. On January 30, 2003, The Nasdaq Board of Directors voted to modify its rules for continued listing to provide an extension of the grace period for compliance with the minimum bid price. The proposed new rules were approved by the SEC on March 11, 2003. On March 19, 2003, we received a letter from Nasdaq indicating that we now have until May 12, 2003 to regain compliance with the requirements for continued listing on the Nasdaq National Market. If our closing bid price remains below $1.00, our Board of Directors will consider effecting a reverse stock split. The November 11, 2002 letter also indicated that we have fallen below the requirement that the market value of our publicly held shares be at least $5 million. On November 22, 2002, we sent a letter to Nasdaq disputing their contention that we were not in compliance with their market value requirement. Although we have had no formal response to this letter since that date, the March 19, 2003 letter indicates that Nasdaq no longer contends that the market value of our publicly held shares is below $5 million. Delisting could have an adverse effect on our price and trading volume, and stockholders might find it more difficult to dispose of their shares of our common stock.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair our ability to raise capital through additional offerings.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 68% the outstanding common stock as of March 1, 2003. In addition, if we receive commitments from any of these stockholders to acquire shares of our common stock in this rights offering, that ownership percentage could substantially increase. The 19,830,539 shares of our common stock offered for sale in this rights offering will be immediately freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased by an “affiliate” of ours (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. In addition, approximately 1,475,000 shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised. Sale, or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Our largest stockholder, Ampersand Ventures, owns sufficient shares of our common stock to significantly affect the results of any stockholder vote.

Our largest stockholder, Ampersand Ventures, beneficially owns or controls approximately 29% of our common stock as of March 1, 2003 and could increase its percentage ownership of our common stock as a result of its participation in this rights offering. Ampersand Ventures (including its affiliates) has expressed interest in the purchase of up to 10,800,000 shares in our proposed rights offering. Under certain conditions, Ampersand could own directly and indirectly up to 39.8% of our outstanding shares following the closing of the offering. Certain matters which, under our restated Certificate of Incorporation, require a 66 2/3% vote by the stockholders for approval may be delayed or blocked by Ampersand Ventures, either alone or in collaboration with any other 5% or more stockholder. These matters include the election of the Board of Directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction.

In addition, our executive officers and directors, including those directors representing Ampersand Ventures, beneficially own approximately 49% our common stock as of March 1, 2003, which percentage could also increase as a result of participation by such stockholders and their affiliates in this rights offering. As a result, these executive officers and directors as a group have the ability to significantly influence the outcome of matters requiring a stockholder vote.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws in effect as of the effective date of this offering, as well as the Delaware General Corporation Law (the “DGCL”), reduce the power of stockholders generally, even those with a majority of the voting power in our Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation. See “Description of Our Capital Stock” below.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of our Company without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

Risks Related to this Offering

The price of our common stock may decline after you exercise subscription rights.

Our stock price is volatile. Within the past twelve months, the trading price of our common stock has ranged from a high of $7.05 per share to a low of $0.40 per share. We cannot predict its trading range during the period of this offering or beyond. Our common stock may decline in price after you exercise your subscription rights. If such a decline occurs, you will have committed to buy our common stock at a price above the prevailing market price, resulting in an immediate unrealized loss to you. Moreover, following your exercise of subscription rights, you may not be able to sell your common stock at a price equal to or greater than the subscription price. Until certificates are delivered to you or until new shares are issued to you in book-entry form, which will not occur until after the closing of this offering, you may not be able to sell the common stock you purchase in this offering. Certificates representing our common stock purchased by you will be delivered and book-entry issuances will be completed as soon as practicable after the expiration of this offering.

If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock.

This rights offering is designed to enable each of our stockholders to acquire our stock at $1.02 per share and thereby maintain their relative proportionate voting and economic interest.

To the extent that you do not exercise your rights and other stockholders purchase shares in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after the exercise of the rights will be disproportionately diluted.

Once you exercise your subscription rights, you may not revoke the exercise, even if you no longer desire to invest in us.

Once you exercise your subscription rights, you may not revoke the exercise. Therefore, even if circumstances arise, after you have subscribed in the offering, that eliminate your interest in investing in our common stock, you will nevertheless be required to purchase the common stock for which you subscribed.

If you do not act promptly and follow instructions carefully, you may not be able to participate in this offering and your current investment in our company would be diluted.

Stockholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by our subscription agent, American Stock Transfer & Trust Company, prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to strictly follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received, in which event, your current investment in our company would be diluted.

If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may terminate the rights offering for any reason prior to the expiration time. If we terminate the rights offering, neither we, nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

The subscription price may not reflect the value of our company.

The subscription price is the same price at which we are obligated to sell $4,000,000 in stock to Pall Corporation pursuant to the terms of a Stock Purchase Agreement of February 19, 1998, as amended. This price is the average closing price for our common stock in the 20 days preceding the closing date of the Pall transaction. As such, the subscription price does not necessarily bear any relationship to the book value of our assets, historic or future cash flows, financial condition, recent or historic stock prices or any other established criteria for valuation, and you should not consider the subscription price as any indication of the value of our company. We cannot assure you that our common stock will trade at prices in excess of the subscription price at any time after the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance and do not relate strictly to historical or current facts. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Forward-looking statements can be identified by the use of words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “opportunity”, “plan”, “potential”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”. Forward-looking statements might include one or more of the following:

•	forecasts of future funding resources;
•	anticipated clinical trial timelines or results;
•	anticipated research and product development results;
•	projected regulatory timelines;
•	forecasts of future economic performance; and
•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements express our expectations or predictions of future events or results. A number of factors could cause actual events or results to be significantly different from those described in the forward-looking statement. These statements are not guarantees and are subject to many risks and uncertainties, including those in the “Risk Factors” section. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. You should review carefully all risks and uncertainties identified in this prospectus, including the “Risk Factors” section.

USE OF PROCEEDS

Our gross proceeds from the rights offering depend on the number of shares that are purchased. If all of the subscription rights offered by this prospectus are exercised, then we will receive net cash proceeds of approximately $20 million.

We expect to use the net proceeds that we will receive from this offering to advance our clinical trial programs, for the development and commercialization activities related to our INACTINE™ Pathogen Reduction System for red cells, and for general corporate purposes. This may include capital expenditures for facilities and equipment in support of our commercialization efforts. In addition, if the gross proceeds from this rights offering exceed $11 million, we will concurrently close the $4 million Pall equity milestone investment. As a result of our receipt of at least $15 million in total proceeds, the credit facility we have with Pall Corporation will mature and we will be required to repay any outstanding amount. Currently, we have drawn down $5 million under the credit facility. We also may use a portion of the net proceeds to acquire or invest in businesses, technologies, products or services that are complementary to our business. From time to time we have discussed potential strategic acquisitions and investments with third parties. We currently have no plans, agreements, or commitments to complete any such transaction. Pending our use of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, interest-bearing instruments.

The above discussion represents our present intentions for the use of the proceeds of this rights offering based on our current contemplated operations, business plan and the prevailing economic and industry conditions. Changes in the use of proceeds of this rights offering may be made in response to changes in our financial condition, business plans or growth strategy and changes in general industry conditions.

THE RIGHTS OFFERING

GENERAL

Promptly following 5:00 p.m., Eastern Standard Time, on March     , 2003, which is the record date for the distribution, we will distribute to each holder of our common stock, at no charge, 0.87 transferable subscription rights for shares of common stock for each share of our common stock held as of the record date. The rights will be evidenced by rights certificates.

Each right entitles the holder to a basic subscription privilege and an oversubscription privilege. Under the basic subscription privilege, each whole right enables the holder to purchase one share of our common stock at a subscription price of $1.02 per share. Each right also has an oversubscription privilege, as described below under the heading “Subscription Privileges—Oversubscription Privilege.”

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of our common stock. If you hold your shares in a brokerage account or through a dealer or other nominee, please see the information included below under the heading “Beneficial Owners.”

REASONS FOR THE RIGHTS OFFERING

We are seeking additional equity to advance our clinical trial programs, for the development and commercialization activities related to our INACTINE™ Pathogen Reduction System for red cells, and for general corporate purposes.

TRANSFERABILITY OF RIGHTS

Until the close of business on the last trading day prior to April     , 2003, the expiration date of this offering, the rights may be transferred, bought and sold in private transactions. No trading market exists as of the date of this prospectus for these rights.

DETERMINATION OF SUBSCRIPTION PRICE

Pall Corporation (“Pall”), under the terms of a Stock Purchase Agreement dated as of February 19, 1998, as amended, with us (the “Pall Agreement”), has the obligation to purchase $4,000,000 of our common stock in connection with our initial use of the INACTINE™ System under the protocols for the Phase III clinical trials. We initially used the INACTINE™ System in the Phase III clinical trials on December 31, 2002. Under the terms of the Pall Agreement, Pall is required to purchase 3,921,568 shares of our common stock at a price of $1.02 per share. We are offering to all our stockholders the right to subscribe to our shares at the same price Pall will pay to purchase shares of our common stock under the terms of the Pall Agreement. On March     , 2003, the last reported price for our common stock on the Nasdaq National Market was $[            ] per share. Pall Corporation will complete the purchase of those shares concurrently with our securing more than an additional $11,000,000 in equity financing, including through this rights offering, on or before September 30, 2003.

NO FRACTIONAL RIGHTS OR SHARES

We will not issue fractional rights. Instead, we will round up any fractional rights to the nearest whole right. For example, if you own 65 shares of common stock, you will receive 57 rights, instead of the 56.55 rights you would have received without rounding.

You may request that the subscription agent divide your rights certificate into transferable parts if you are the record holder for a number of beneficial owners of common stock. However, the subscription agent will not divide your rights certificate so that (through rounding or otherwise) you would receive a greater number of rights than those to which you would be entitled if you had not divided your certificate.

EXPIRATION TIME AND DATE

You may exercise the basic subscription privilege and the oversubscription privilege at any time before the expiration time, which is 5:00 p.m., Eastern Standard Time, on April     , 2003, unless the rights offering is extended. If you do not exercise your rights before the expiration time, then your rights will expire and become null and void. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise after the expiration time, regardless of when you transmitted the documents, except if you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the expiration time for any reason at our sole discretion, and you will not be able to revoke your exercise of subscriptions.

If we elect to extend the date the rights expire, we will issue a press release announcing the extension before 9:00 a.m. on the first business day after the most recently announced expiration time.

SUBSCRIPTION PRIVILEGES

Your rights entitle you to a basic subscription privilege and an oversubscription privilege.

Basic Subscription Privilege

The basic subscription privilege entitles you to purchase one share of our common stock per whole right held, upon delivery of the required documents and payment of the subscription price per share, prior to the expiration time. You are not required to exercise your basic subscription privilege, in full or in part, unless you wish to also purchase shares under your oversubscription privilege described below.

Oversubscription Privilege

The oversubscription privilege entitles you to purchase shares of common stock offered in the rights offering which are not purchased by other rightsholders pursuant to their basic subscription privilege. You will be permitted to purchase shares of common stock pursuant to your oversubscription privilege only if other rightsholders do not exercise their basic subscription privilege in full. You may exercise your oversubscription privilege only if you exercise your basic subscription privilege in full. If you wish to exercise your oversubscription privilege, you must specify the number of additional shares you wish to purchase, which may be up to the maximum number of shares offered in the rights offering, less the number of shares you may purchase under your basic subscription privilege.

Pro Rata Allocation

If there are not enough shares to satisfy all subscriptions pursuant to the exercise of the oversubscription privilege, we will allocate the shares that are available for purchase under the oversubscription privilege pro rata (subject to the elimination of fractional shares) among those rightsholders who exercise their oversubscription privilege. Pro rata means that you will be allocated oversubscription shares in proportion to your percentage ownership of our common stock as of the record date compared to the total percentage of ownership of all rightsholders participating in the oversubscription round or, if less, the number of shares for which you oversubscribe. If there is a need to prorate the exercise of rights pursuant to the oversubscription privilege and the pro ration results in the allocation to you of a greater number of shares than you subscribed for pursuant to the oversubscription privilege, then we will allocate to you only the number of shares for which you subscribed pursuant to your oversubscription privilege. We will allocate the remaining shares among all other rightsholders exercising their oversubscription privileges.

For example, if there are 1,600,000 available shares under the oversubscription privilege and the only oversubscribing stockholders are a 10% stockholder subscribing for 1,000,000 additional shares and a 5%

stockholder subscribing for 1,000,000 additional shares, then the pro rata allocation of the stockholders would be determined as follows:

	Total Ownership	Oversubscribers’ Comparative Ownership	Oversubscription Rights Available	Subscribed To	Prorated Shares	Re- Allocation	Subscription Shares
Stockholder A	10%	67%		1,000,000	1,066,667	(66,667)	1,000,000
			1,600,000
Stockholder B	5%	33%		1,000,000	533,333	66,667	600,000

	15%	100%		2,000,000	1,600,000		1,600,000

Because Stockholder A only subscribed for 1,000,000 additional shares, the remaining 66,667 would be reallocated to Stockholder B since he, she or it was the only stockholder to subscribe for these shares. Stockholder B would receive a total of 600,000 (533,333 + 66,667) additional shares. As soon as practicable after the expiration date, April     , 2003, American Stock Transfer & Trust Company, acting as our subscription agent, will determine the number of shares that you may purchase pursuant to the oversubscription privilege.

Full Exercise of Basic Subscription Privilege

You may exercise your oversubscription privilege only if you exercise, in full, your basic subscription privilege for all rights represented by a single rights certificate. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity under a single rights certificate. For example, if you were granted rights under a single rights certificate for shares of common stock you own individually and rights under a single rights certificate for shares of common stock you own jointly with your spouse, you only need to fully exercise your basic subscription privilege with respect to your individually owned rights in order to exercise your oversubscription privilege with respect to those rights. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual oversubscription privilege. If you transfer a portion of your rights, you may exercise your oversubscription privilege if you exercise all of the remaining rights represented by the rights certificate you receive back from the subscription agent following the transfer.

You must exercise your oversubscription privilege at the same time as you exercise your basic subscription privilege in full.

If you own your shares of common stock through your broker, dealer or other nominee holder and you wish for them to exercise your oversubscription privilege on your behalf, the nominee holder will be required to certify to us and the subscription agent:

•	the number of shares of our common stock held on the record date on your behalf;
•	the number of rights you exercised under your basic subscription privilege;
•	that your entire basic subscription privilege held in the same capacity has been exercised in full; and
•	the number of shares of common stock you subscribed for pursuant to the oversubscription privilege.

Your nominee holder must also disclose to us certain other information received from you.

Return of Excess Payment

If you exercise your oversubscription privilege and are allocated less than all of the shares of common stock for which you subscribed, the funds you paid for those shares of common stock that are not allocated to you will be returned by mail or similarly prompt means, without interest or deduction, as soon as practicable after the expiration time.

METHODS OF EXERCISING RIGHTS

You may exercise your rights by delivering the following to the subscription agent before the expiration time:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required signature guarantees or other supplemental documentation; and
•	your payment in full of the subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege and the oversubscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment prior to the expiration time, you must deliver the rights certificate within three business days after the expiration time using the guaranteed delivery procedures described below under the heading “Guaranteed Delivery Procedures.”

Payment of Subscription Price

Your cash payment of the subscription price must be made by either check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the subscription agent.

Your cash payment of the subscription price will be deemed to have been received by the subscription agent only when:

•	any uncertified check clears; or
•	the subscription agent receives any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order.

You should note that funds paid by uncertified personal checks may take five business days or more to clear. If you wish to pay the subscription price by an uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights expire to ensure that your payment is received and clears by that time. We encourage you to use a certified or cashier’s check, or money order to avoid missing the opportunity to exercise your rights.

We will retain any interest earned on the cash funds held by the subscription agent prior to the earlier of the consummation or termination of the rights offering.

The subscription agent will hold your payment of the subscription price in a segregated escrow account with other payments received from holders of rights until we issue to you your shares of common stock and return your overpayment, if any.

Exercising a Portion of Your Rights

If you subscribe for fewer than all of the shares of common stock that you are eligible to purchase pursuant to the basic subscription privilege represented by your rights certificate, you may request from the subscription agent a new rights certificate representing the unused rights and then attempt to sell your unused rights in a private transaction. Alternatively, you may transfer a portion of your rights and request from the subscription agent a new rights certificate representing the rights you did not transfer. If you exercise less than all of your rights represented by a single rights certificate, you may not exercise the oversubscription privilege.

Calculation of Rights Exercised

If you do not indicate the number of rights being exercised, or do not forward full payment of the aggregate subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the basic subscription privilege with respect to the maximum number of rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your basic subscription and no direction is given as to the excess, you will be deemed to have exercised the oversubscription privilege to purchase the maximum number of shares available to you pursuant to your oversubscription privilege that may be purchased with your overpayment. If we do not apply your full subscription price payment to your purchase of shares of common stock, we will return the excess amount to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the expiration time.

Completion and Delivery of the Rights Certificate

You should read and follow the instructions accompanying the rights certificate carefully. If you choose to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. YOU SHOULD NOT SEND THE RIGHTS CERTIFICATES, ANY OTHER DOCUMENTATION OR PAYMENT TO US. Any rights certificates and other items received by us will be returned to the sender as promptly as possible.

You are responsible for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of cash payment prior to the expiration time.

Signature Guarantee May Be Required

Your signature on each rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or
•	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver the rights certificate and payment of the subscription price, notices of guaranteed delivery and any other required documentation by hand delivery, overnight delivery or mail to:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services.

You may also call the subscription agent at (800) 937-5449.

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificates evidencing your rights to the subscription agent before the expiration time, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each share of common stock being subscribed for pursuant to the basic subscription privilege and the oversubscription privilege to the subscription agent before the expiration time;
•	deliver a notice of guaranteed delivery to the subscription agent at or before the expiration time; and
•	deliver the properly completed rights certificates evidencing the rights being exercised (and, if applicable for a nominee holder, the related nominee holder certification), with any required signatures guaranteed, to the subscription agent, within three (3) business days following the date the notice of guaranteed delivery was received by the subscription agent.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions For Use of V.I. Technologies, Inc. Rights Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;
•	the number of rights represented by your rights certificates, the number of shares of common stock you are subscribing for pursuant to the basic subscription privilege, the number of shares of common stock, if any, you are subscribing for pursuant to the oversubscription privilege; and
•	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificates at the addresses set forth under the heading “Delivery of Subscription Materials and Payment” above. You may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (718) 234-5001. To confirm facsimile deliveries, you may call (800) 937-5449.

Notice to Nominees

If you are a broker, a dealer, a trustee or a depository for securities who holds shares of our common stock for the account of others as a nominee holder, you should notify the respective beneficial owners of those shares of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions. You should obtain instructions from the beneficial owners with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If a beneficial owner so instructs, you should complete the appropriate rights certificates and, in the case of the oversubscription privilege, the related nominee holder certification, and submit them to the subscription agent with the proper payment. A nominee holder that holds shares for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of common stock on the record date, so long as the nominee submits the appropriate rights certificates and certifications and proper payment to the subscription agent.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.

Procedures for DTC Participants

We expect that the rights will be eligible for transfer through, and that your exercise of your basic subscription privilege and oversubscription privilege may be made through, the facilities of The Depository Trust Company (“DTC”). In the case of holders of rights that are held of record through DTC, exercises of the basic subscription privilege and the oversubscription privilege may be effected by instructing DTC to transfer rights (such rights being “DTC Exercised Rights”) from the DTC account of such holder to the DTC account of the subscription agent, together with payment of the subscription price for each share of common stock subscribed for pursuant to the basic subscription privilege and the oversubscription privilege.

Determinations Regarding the Exercise of Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide upon, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in proper form or has not been made in accordance with the terms of the rights offering. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of shares of common stock pursuant to your exercise could be deemed unlawful or materially burdensome. See “Regulatory Limitation” and “Compliance with State Regulations Pertaining to the Rights Offering” below.

NO REVOCATION OF EXERCISED RIGHTS

Once you have exercised your basic subscription privilege and, should you choose, your oversubscription privilege, you may not revoke your exercise. Even if we extend the expiration time, you may not revoke your exercise.

SUBSCRIPTION AGENT

We have appointed American Stock Transfer & Trust Company as subscription agent for this rights offering. We will pay its fees and expenses related to the rights offering.

METHOD OF TRANSFERRING RIGHTS

Transfer of Rights

You may transfer rights in whole by endorsing the rights certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your rights certificate. If you wish to transfer only a portion of the rights, you should deliver your properly endorsed rights certificate to the subscription agent. With your rights certificate, you should include instructions to register such portion of the rights evidenced thereby in the name of the transferee (and to issue a new rights certificate to the transferee evidencing such transferred rights). You may only transfer whole rights and not fractions of a right. If there is sufficient time before the expiration of the rights offering, the subscription agent will send you a new rights certificate evidencing the balance of the rights issued to you, but not transferred to the transferee. You may also instruct the subscription agent to send the rights certificate to one or more additional transferees. If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the time the rights expire for the subscription agent to:

•	receive and process your transfer instructions; and
•	issue and transmit a new rights certificate to your transferee or transferees with respect to transferred rights, and to you with respect to any rights you retained.

If you wish to transfer your rights to any person other than a bank or broker, the signatures on your rights certificate must be guaranteed by an eligible institution.

General Considerations Regarding the Partial Exercise or Transfer of Rights

The amount of time needed by your transferee to exercise its, his or her rights depends upon the method by which the transferor delivers the rights certificates, the method of payment made by the transferee and the number of transactions which the holder instructs the subscription agent to effect. You should allow up to ten business days for your transferee to exercise the rights transferred to it, him or her. Neither we, nor the subscription agent will be liable to a transferee or transferor of rights if rights certificates or any other required documents are not received in time for exercise prior to the expiration time.

You will receive a new rights certificate upon a partial exercise or transfer of rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., Eastern Standard Time, on April     , 2003, five business days before the expiration time. The subscription agent will not issue a new rights certificate if your rights certificate is received after that time and date. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate, and therefore, will not be able to sell or exercise your remaining rights.

We will pay any fees of the subscription agent associated with the exercise of rights.

If you do not exercise your rights before the expiration time, your rights will expire and will no longer be exercisable.

NO RECOMMENDATIONS TO RIGHTSHOLDERS

Neither we, nor our Board of Directors, has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares of our common stock, or simply take no action with respect to your rights, based upon your own assessment of your best interests.

TERMINATION

There are no conditions to the consummation of the rights offering. However, we may terminate the rights offering for any reason at any time before the expiration time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

FOREIGN STOCKHOLDERS

We will not mail rights certificates to stockholders on the record date or to subsequent transferees whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before

11:00 a.m., Eastern Standard Time, on April    , 2003, three business days prior to the expiration time and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law.

REGULATORY LIMITATION

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the expiration time, you have not obtained such clearance or approval.

ISSUANCE OF COMMON STOCK

Unless we earlier terminate the rights offering, the subscription agent will issue to you the shares of our common stock purchased by you in the rights offering as soon as practicable after the expiration time. Each subscribing holder’s new shares will be issued in the same form, certificated or book-entry, as the rights exercised by that holder.

Your payment of the aggregate subscription price will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your stock certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of our company with respect to the subscribed for shares of our common stock until the certificates representing such shares are issued to you or the shares are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the shares in the applicable book-entry account, you will be deemed the owner of the shares you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the shares issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

We will not issue any fractional shares of common stock. You may only exercise whole rights; fractional rights may not be exercised.

SHARES OF COMMON STOCK OUTSTANDING

As of March 1, we had outstanding 22,793,723 shares of our common stock. The number of outstanding shares of our common stock will increase by 19,830,539 following the issuance of all shares purchased in the rights offering (assuming that the rights offering is fully subscribed), which represents a 87% increase in the number of outstanding shares of our common stock. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

COMPLIANCE WITH STATE REGULATIONS PERTAINING TO THE RIGHTS OFFERING

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase shares of our common stock from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

If you have any questions or need assistance concerning the procedures for exercising your subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact us as follows:

V.I. Technologies, Inc.

134 Coolidge Avenue

Watertown, MA 02472

Attention: Thomas T. Higgins

Tel: (617) 926-1551

For further assistance on how to subscribe for shares, you may also contact American Stock Transfer & Trust Company, the subscription agent for the rights offering, by mail or telephone at:

American Stock Transfer & Trust Company

59 Maiden Lane

New York, New York 10038

Attention: Stockholder Services

Tel: (800) 937-5449

DILUTION

Stockholders may experience substantial dilution of their percentage of equity ownership interest and voting power in our company if they do not exercise their basic subscription privilege. In addition, it is possible that it may be necessary or appropriate for us to seek to raise additional equity capital in the future and shares of common stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons purchasing the common stock in this rights offering could be reduced. No assurance can be given that such future sale will not occur, and, if it did, at what price or other terms.

TAX CONSIDERATIONS OF THE RIGHTS OFFERING

Certain United States Federal Income Tax Consequences

The following general summary of the material federal income tax consequences of the rights offering is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis.

The tax consequences of this offering under state, local and foreign law are not discussed. The consequences of this offering with respect to any taxes other than income taxes also are not discussed. Moreover, special considerations not described in this summary may apply to some taxpayers or some types of taxpayers, including financial institutions, broker-dealers, nominee holders of our shares, life insurance companies, tax-exempt organizations and foreign taxpayers. The following discussion is limited to those who have held the common stock, and will hold the rights and any common stock acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

You are urged to consult your own tax advisor with respect to the particular federal income or other income tax consequences to you of the offering, as well as the tax consequences under state, local and foreign law and the possible effects of any change in any such laws.

Receipt of Rights

You will not recognize taxable income for federal income tax purposes upon receipt of the rights.

Your basis in your common stock upon which the rights are distributed, will be allocated among the common stock and the rights in proportion to their respective fair market values, as determined by us, on the day you receive the rights. However, if the fair market value of your rights at the time they are received is less than 15% of the fair market value of the common stock you own on the date of the receipt of your rights, then no portion of your basis in the common stock will be allocated to the rights, unless you so elect. You should consult your own tax adviser concerning whether and how to make such an election.

Since the rights will not be transferable on an exchange, only through private transactions, it may be difficult to establish the fair market value of the rights and hence the allocation of basis among the common stock and the rights.

Your holding period with respect to the rights will include your holding period for the common stock with respect to which the rights were distributed.

Exercise of Rights

You will not recognize any gain or loss if you exercise your rights.

Your holding period in the common stock received by you upon exercise of your rights will begin on the day you exercise your rights.

Lapse of Rights

If you allow your rights to lapse, no gain or loss will be recognized. However, the basis of your common stock upon which such rights were distributed, will be increased by the basis, if any, in the rights which lapsed.

The foregoing summary is included for general informational purposes only. Accordingly, we urge you to consult with your own tax advisor with respect to the tax consequences of the rights offering applicable to your own particular situation, including the application and effect of state and local income and other tax laws.

DESCRIPTION OF OUR CAPITAL STOCK

The following brief description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Restated Certificate of Incorporation and By-Laws, copies of which have been filed with the Securities and Exchange Commission.

General

We are authorized to issue 45,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of March 1, 2003, we had 22,793,723 shares of common stock issued and outstanding. The number of outstanding shares of our common stock will increase by 19,830,539 following the issuance of all shares purchased in the rights offering (assuming that the rights offering is fully subscribed), which represents a 87% increase in the number of outstanding shares of our common stock. The share numbers included in this paragraph exclude outstanding stock options and warrants to purchase shares of our common stock.

There are no shares of preferred stock issued or outstanding.

Common Stock

Holders of shares of our common stock are entitled to dividends when and as declared by our Board of Directors from legally available funds therefor and, upon liquidation, are entitled to share pro rata in any stockholder distributions, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock. However, we have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all directors. Under the Delaware General Corporation Law, stockholders may take certain actions without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares entitled to vote. However, certain provisions of our restated certificate of incorporation prohibit the taking of action by our stockholders without a meeting. Our Board of Directors is divided into three classes, as nearly equal in number as the total number of directors constituting the entire Board of Directors permits, with the term of office of one class expiring each year. Each class of directors shall hold office for three years.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding, if any. Certain provisions of our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of our Company without approval of our Board of Directors. See “Risk Factors—Risks Related to Our Stock—Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.”

Preferred Stock

We may issue preferred stock from time to time in one or more series, with such designations, rights and preferences as shall be determined by the Board of Directors. No preferred stock was outstanding as of March 1, 2003.

Stock Options

As of March 1, 2003, there were outstanding options to purchase an aggregate of 2,621,590 shares of our common stock at exercise prices ranging from $0.03 to $17.58 per share, of which options to purchase 1,514,790 shares were exercisable, with the balance being subject to vesting, generally over a four-year period.

Warrants

As of March 1, 2003, there were outstanding warrants to purchase 15,812 shares of our common stock with exercise prices ranging from $2.80 to $6.14 per share. These warrants expire at various dates between March 2004 and March 2006.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

PLAN OF DISTRIBUTION

We intend to distribute rights and copies of this prospectus to those persons who were stockholders on March     , 2003 (the record date) promptly following the effective date of the registration statement of which this prospectus forms a part. We intend to distribute copies of a summary prospectus, of which this prospectus constitutes a part, to certain institutional investors and high net worth individuals.

Shares of our common stock issued upon exercise of rights will be traded on the Nasdaq National Market.

We will pay the fees and expenses of the subscription agent, American Stock Transfer & Trust Company.

Certain of our employees, officers or directors may solicit responses from you to the rights offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

We have not engaged any financial advisor for solicitation of the exercise of rights or to provide advice to the Board of Directors regarding terms, structure or timing of the rights offering.

LEGAL MATTERS

The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of V.I. Technologies, Inc. as of December 28, 2002 and December 29, 2001 and for each of the years in the three-year period ended December 28, 2002, have been incorporated by reference herein into this prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-2 that we are filing with the Securities and Exchange Commission (the “SEC”). Certain information in this registration statement has been omitted from this prospectus in accordance with the rules of the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance, we file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to Sections 14(a) and 14(c) of the Exchange Act. Our File Number is 0-24241.

You may read and copy, at prescribed rates, materials that we have filed with the SEC, including the registration statement, at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC’s web site, http://www.sec.gov or through our own website http:/www.vitechnologies.com. Our website is not part of this prospectus.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below. The documents we are incorporating by reference are as follows:

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2002, filed with the SEC on March 26, 2003.

(b)	Our Current Report on Form 8-K, filed with the SEC on February 6, 2003.

(c)	Our Current Report on Form 8-K, filed with the SEC on February 21, 2003.

(d)	Our Current Report on Form 8-K, filed with the SEC on February 28, 2003.

(e)	Our Definitive Proxy Statement for a Special Meeting of Stockholders held on March 10, 2003, filed with the SEC on February 24, 2003.

(f)	The description of our common stock contained in our Registration Statement on Form S-1, filed with the SEC on February 26, 1998, including any amendments or reports filed for the purpose of updating that description.

A copy of our Annual Report on Form 10-K for the fiscal year ended December 28, 2002 referenced above is included with this prospectus. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference. Requests should be directed to Thomas T. Higgins, Executive Vice President, Operations and Chief Financial Officer, V.I. Technologies, Inc., 134 Coolidge Avenue, Watertown, Massachusetts 02472, telephone (617) 926-1551.

The public may read and copy any documents which are incorporated herein by reference that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The public may also obtain such documents through the SEC’s Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

19,830,539 SHARES

COMMON STOCK

V.I. TECHNOLOGIES, INC.

RIGHTS OFFERING

V.I. Technologies, Inc. has not authorized any person to give you information that differs from the information in this prospectus. You should rely solely on the information contained in this prospectus. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, even if this prospectus is delivered to you after the prospectus date, or you buy shares of common stock of V.I. Technologies, Inc. after the prospectus date.

PROSPECTUS

March    , 2003

You may rely on the information contained in this prospectus. V.I. Technologies, Inc. has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus Supplement dated March 26, 2003

(To Preliminary Prospectus dated March 26, 2003)

For Standby Purchasers in the Rights Offering by

V.I. Technologies, Inc.

Up to 19,830,539 shares of

Common Stock

This prospectus supplement is being provided, together with our prospectus indicated above, to certain prospective standby purchasers in connection with our rights offering to our stockholders described in the prospectus. This supplement contains additional information which is important for you as a prospective standby purchaser. If you agree to serve as a standby purchaser, you will be requested to execute and deliver to us a standby purchase agreement, after the registration statement of which the prospectus is a part becomes effective, but immediately before we issue the rights to our stockholders. Our purpose in seeking commitments from standby purchasers is to provide assurance that our rights offering will be completely subscribed up to 19,830,539 shares of common stock, even if our stockholders do not fully subscribe the offering. As more fully described in the prospectus, we expect certain institutional and venture capital stockholders and their affiliates to subscribe for approximately 13,700,000 to 18,600,000 shares in the rights offering. It is our intention that the maximum commitments of the standby purchasers in the offering, when added to the subscriptions we expect will be received in the rights offering from our principal stockholders, directors and management, will provide for the purchase in excess of 18,000,000 shares in the aggregate.

STANDBY PURCHASE AGREEMENTS

We intend to identify certain institutional investors, high net worth individuals and others to act as standby purchasers. As a standby purchaser, on or before the record date for the rights offering, you will be requested to execute and deliver a standby purchase agreement. In that agreement you will agree to purchase, at the subscription price offered to our stockholders in the rights offering, up to a maximum number of shares of our common stock, if available after other allocations of shares in the rights offering, including our allocation of shares to satisfy oversubscription privileges exercised by our stockholders.

The manner in which we will allocate shares in the offering is described in more detail in the prospectus under “The Rights Offering—Subscription Privileges.” After all of the basic subscription and oversubscription privileges have expired or have been exercised or declined, each standby purchaser will be allocated shares. To the extent our stockholders exercise their basic subscription privileges and oversubscription privileges for all of the shares being offered to the stockholders in the rights offering, no further shares would be allocated to the standby purchasers or our stockholders. After the conclusion of the rights offering, if shares subscribed for by our stockholders pursuant to their basic subscription privileges and oversubscription privileges do not exceed 19,830,539 shares, we will allocate additional shares to you for purchase up to your maximum commitment. In such event, the shares remaining available will be allocated among the standby purchasers on a pro rata basis according to their respective maximum standby purchase commitments.

The standby purchase agreement will contain representations, warranties and conditions customary for agreements of this nature. The terms and conditions of our agreement with each standby purchaser will be substantially similar. You will be obligated to purchase shares to satisfy your commitment in your agreement with us, even if another standby purchaser breaches its obligation to purchase.

At the closing, we will deliver pursuant to your instructions certificates representing the shares of common stock allocated to you. Concurrently, you will be required to pay to us the subscription price for each share purchased.

Each standby purchase agreement will provide that it may be terminated only upon the occurrence of certain events. A standby purchaser may terminate a standby purchase agreement if it is not in material breach of its obligations under the standby purchase agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in the standby purchase agreement on our part. In addition, each standby purchaser may terminate its standby purchase agreement without our consent if (a) the transactions contemplated by the standby purchase agreement are not consummated by June 30, 2003, unless such failure to consummate the transactions is a result of a breach of the standby purchase agreement by the standby purchaser seeking termination, or (b) we are unable to obtain required federal or state approvals for the transactions contemplated by the standby purchase agreement on conditions that we find reasonably satisfactory despite our reasonable efforts to obtain such approvals.

You may obtain additional copies of the proposed form of standby purchase agreement without charge by contacting Thomas Higgins, our Chief Financial Officer, at V.I. Technologies, Inc., 134 Coolidge Avenue, Watertown, Massachusetts 02472 or (617) 926-1551.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable in connection with the sale of the common stock being registered hereby. Except for the SEC registration fee, all expenses are estimated:

Item	Amount
SEC registration fee	$1,861
Printing and engraving expenses	10,000
Legal fees and expenses	200,000
Accounting fees and expenses	20,000
Subscription agent fees and expenses	10,000
Blue sky fees and expenses	5,000
Miscellaneous	3,139

Total	$250,000

All expenses incurred in connection with this offering will be borne by us.

Item 15.    Indemnification of Directors and Officers

V.I. Technologies, Inc. is incorporated under the laws of the State of Delaware. Subsection (a) of section 145 of the Delaware General Corporation Law (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person; and empowers the corporation to purchase and maintain insurance on behalf of any such person as described in the previous paragraphs against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is not permitted under the DGCL as in effect when such liability is determined.

Our restated certificate of incorporation further provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Our amended and restated by-laws also provide for the indemnification of such persons as described in the previous paragraph to the fullest extent permitted by the DGCL, as amended from time to time.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits

The following exhibits were filed as part of this registration statement:

Exhibit Number	Description

4.1

Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2

Stock Warrant between the Company and Bear, Stearns & Co. Inc., dated April 29, 1997. Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

Exhibit Number	Description

4.3

Warrant to Purchase Common Stock between the Company and the Trustees of Columbia University in the City of New York, dated June 21, 1996. Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.4

Contingent Stock Subscription Warrant between the Company and CB Capital Investors, Inc., dated April 29, 1997. Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1*	1998 Equity Incentive Plan. Filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.2*

1998 Director Stock Option Plan. Filed as Exhibit A to the Registrant’s 1999 Definitive Proxy Statement on Form 14A, on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.3*	Amended and Restated 1998 Employee Stock Purchase Plan. Filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.4+

Joint Development, Marketing and Distribution Agreement between the Company and Pall Corporation, dated February 19, 1998. Filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.5

Amendment No. 1 to the Joint Development, Marketing and Distribution Agreement between Pall Corporation and the Company, dated July 19, 1999. Filed as Exhibit 4.4 to the Registrant’s Quarterly Report on Form 10-Q filed August 11, 1999 and incorporated herein by reference.

10.6+

Stock Purchase Agreement between Pall Corporation and the Company, dated February 19, 1998. Filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.7

Registration Rights Agreement between the Company and the Investors named therein, dated February 19, 1998. Filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.8*

Separation Agreement and General Release between Bernard Horowitz and the Company executed September 13, 1999. Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 15, 1999, and incorporated herein by reference.

10.9*

Letter Agreement between the Company and John R. Barr, dated November 10, 1997. Filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.10*

Form of Indemnification Agreement. Filed as Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.11*	1999 Supplemental Stock Option Plan. Filed as Annex C to the Joint Proxy Statement/Prospectus contained in the Registration Statement on Form S-4 (No. 333-87443) and incorporated herein by reference.

Exhibit Number	Description

10.12

Indenture of lease made and entered into as of August 4, 1999 by and between Pentose Pharmaceuticals, Inc. (“Tenant”) and Coolidge Partners, LLC (“Landlord”). Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 4, 2000 and incorporated herein by reference.

10.13++

Agreement dated May 4, 2001 between ISIS Innovation Limited and V.I. Technologies, Inc. filed as Exhibit 10.39 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.14++

Agreement for the Sponsorship of a Research Programme between the Chancellor, Masters, and Scholars of the University of Oxford and V.I. Technologies, Inc. dated April 1, 2001 filed as Exhibit 10.40 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.15++

Development and Supply Agreement between V.I. Technologies, Inc. and Haemonetics Corporation dated January 25, 2000 filed as Exhibit 10.41 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.16

Share Purchase Agreement by and among V.I. Technologies, Inc. and The State of Wisconsin Investment Board, dated as of March 1, 2001 filed as Exhibit 99.1 to the Registrant’s Form 8-K filed March 12, 2001 and incorporated herein by reference.

10.17++

Asset Purchase Agreement, dated August 13, 2001, by and among V.I. Technologies, Inc. and Precision Pharma Services, Inc. filed as Exhibit 2.1 to the Registrant’s Form 8-K filed August 28, 2001 and incorporated herein by reference.

10.18++

Marketing Rights, Development, Royalty, Revolving Credit and Security Agreement between Pall Corporation and V.I. Technologies, Inc. dated August 6, 2002 filed as Exhibit 10.42 to the Registrant’s Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.19++

Amendment No. 1 dated August 6, 2002 to Stock Purchase Agreement dated February 19, 1998 by and between V.I. Technologies, Inc. and Pall Corporation filed as Exhibit 10.43 to the Registrant’s Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.20

Letter Agreement with Pall Corporation dated December 10, 2003 filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.21

Letter Agreement with Pall Corporation dated January 17, 2003 filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

14.1

V.I. Technologies, Inc. Code of Business Conduct and Ethics filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

99.1	Form of Subscription Certificate.

99.2	Form of Letter to Stockholders of Record.

99.3	Form of Letter to Brokers, Dealers and Nominees.

99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.

99.5	Form of Instructions For Use of V.I. Technologies, Inc. Rights Certificates.

99.6	Form of Notice of Guaranteed Delivery.

Exhibit Number	Description

99.7	Form of Subscription Agent Agreement between V.I. Technologies, Inc. and American Stock Transfer & Trust Company.

99.8	Form of Beneficial Owner Election Form.

99.9	Form of Standby Purchase Agreement.

99.10	Joint Press Release of V. I. Technologies, Inc. and Pall Corporation dated August 7, 2002 filed as Exhibit 99.1 to the Registrant’s Form 8-K filed August 8, 2002 and incorporated herein by reference.

99.11	Certification of Periodic Financial Report filed as Exhibit 99.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

*	Management contracts and compensatory plans or arrangements.
+	Certain confidential material contained in the document was filed separately with SEC pursuant to Rule 406 of the Securities Act.
++	Certain confidential material contained in the document was omitted and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Item 17.    Undertakings

(a)    The undersigned Registrant hereby undertakes:

1.    To file, during any period in which offers or sales of the shares being registered hereby are being made, a post-effective amendment to this Registration Statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    To reflect in such prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information contained in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table of this Registration Statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated by reference in this Registration Statement;

2.    That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered hereby, and treat the offering of the securities, at that time, as an initial bona fide offering; and

3.    To remove from registration, by means of a post-effective amendment, any of the securities being registered hereby which remains unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities, other than the payment, by the Registrant, of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 3 to the Registration Statement on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Watertown, Commonwealth of Massachusetts, on March 26, 2003.

V.I. TECHNOLOGIES, INC.

By:	/s/ THOMAS T. HIGGINS
Thomas T. Higgins Executive Vice President, Operations, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ JOHN R. BARR John R. Barr	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2003

* Samuel K. Ackerman, M.D.	Chairman of the Board of Directors	March 26, 2003

/s/ THOMAS T. HIGGINS Thomas T. Higgins	Executive Vice President, Operations and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2003

* Richard A. Charpie. Ph.D.	Director	March 26, 2003

Jeremy Hayward-Surry	Director	March , 2003

* Irwin Lerner	Director	March 26, 2003

* Joseph M. Limber	Director	March 26, 2003

* Peter D. Parker	Director	March 26, 2003

Doros Platika, M.D.	Director	March , 2003

* David Tendler	Director	March 26, 2003

* Damion E. Wicker, M.D.	Director	March 26, 2003

*By:	/s/ THOMAS T. HIGGINS
Thomas T. Higgins As Attorney-in-fact

V.I. TECHNOLOGIES, INC.

FORM S-2

REGISTRATION STATEMENT

EXHIBIT INDEX

Exhibit Number	Description

4.1

Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2

Stock Warrant between the Company and Bear, Stearns & Co. Inc., dated April 29, 1997. Filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.3

Warrant to Purchase Common Stock between the Company and the Trustees of Columbia University in the City of New York, dated June 21, 1996. Filed as Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.4

Contingent Stock Subscription Warrant between the Company and CB Capital Investors, Inc., dated April 29, 1997. Filed as Exhibit 4.4 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1*	1998 Equity Incentive Plan. Filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.2*

1998 Director Stock Option Plan. Filed as Exhibit A to the Registrant’s 1999 Definitive Proxy Statement on Form 14A, on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.3*	Amended and Restated 1998 Employee Stock Purchase Plan. Filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.4+

Joint Development, Marketing and Distribution Agreement between the Company and Pall Corporation, dated February 19, 1998. Filed as Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.5

Amendment No. 1 to the Joint Development, Marketing and Distribution Agreement between Pall Corporation and the Company, dated July 19, 1999. Filed as Exhibit 4.4 to the Registrant’s Quarterly Report on Form 10-Q filed August 11, 1999 and incorporated herein by reference.

10.6+

Stock Purchase Agreement between Pall Corporation and the Company, dated February 19, 1998. Filed as Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.7

Registration Rights Agreement between the Company and the Investors named therein, dated February 19, 1998. Filed as Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.8*

Separation Agreement and General Release between Bernard Horowitz and the Company executed September 13, 1999. Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed November 15, 1999, and incorporated herein by reference.

10.9*

Letter Agreement between the Company and John R. Barr, dated November 10, 1997. Filed as Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

Exhibit Number	Description

10.10*

Form of Indemnification Agreement. Filed as Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

10.11*	1999 Supplemental Stock Option Plan. Filed as Annex C to the Joint Proxy Statement/Prospectus contained in the Registration Statement on Form S-4 (No. 333-87443) and incorporated herein by reference.

10.12

Indenture of lease made and entered into as of August 4, 1999 by and between Pentose Pharmaceuticals, Inc. (“Tenant”) and Coolidge Partners, LLC (“Landlord”). Filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 4, 2000 and incorporated herein by reference.

10.13++

Agreement dated May 4, 2001 between ISIS Innovation Limited and V.I. Technologies, Inc. filed as Exhibit 10.39 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.14++

Agreement for the Sponsorship of a Research Programme between the Chancellor, Masters, and Scholars of the University of Oxford and V.I. Technologies, Inc. dated April 1, 2001 filed as Exhibit 10.40 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.15++

Development and Supply Agreement between V.I. Technologies, Inc. and Haemonetics Corporation dated January 25, 2000 filed as Exhibit 10.41 to the Registrant’s Quarterly Report on Form 10-Q filed November 13, 2001 and incorporated herein by reference.

10.16

Share Purchase Agreement by and among V.I. Technologies, Inc. and The State of Wisconsin Investment Board, dated as of March 1, 2001 filed as Exhibit 99.1 to the Registrant’s Form 8-K filed March 12, 2001 and incorporated herein by reference.

10.17++

Asset Purchase Agreement, dated August 13, 2001, by and among V.I. Technologies, Inc. and Precision Pharma Services, Inc. filed as Exhibit 2.1 to the Registrant’s Form 8-K filed August 28, 2001 and incorporated herein by reference.

10.18++

Marketing Rights, Development, Royalty, Revolving Credit and Security Agreement between Pall Corporation and V.I. Technologies, Inc. dated August 6, 2002 filed as Exhibit 10.42 to the Registrant’s Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.19++

Amendment No. 1 dated August 6, 2002 to Stock Purchase Agreement dated February 19, 1998 by and between V.I. Technologies, Inc. and Pall Corporation filed as Exhibit 10.43 to the Registrant’s Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference.

10.20

Letter Agreement with Pall Corporation dated December 10, 2003 filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

10.21

Letter Agreement with Pall Corporation dated January 17, 2003 filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

14.1

V.I. Technologies, Inc. Code of Business Conduct and Ethics filed as Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

23.1	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

23.2	Consent of KPMG LLP.

99.1	Form of Subscription Certificate.

99.2	Form of Letter to Stockholders of Record.

99.3	Form of Letter to Brokers, Dealers and Nominees.

99.4	Form of Letter from Brokers, Dealers and Nominees to Clients.

99.5	Form of Instructions For Use of V.I. Technologies, Inc. Rights Certificates.

Exhibit Number	Description

99.6	Form of Notice of Guaranteed Delivery.

99.7	Form of Subscription Agent Agreement between V.I. Technologies, Inc. and American Stock Transfer & Trust Company.

99.8	Form of Beneficial Owner Election Form.

99.9	Form of Standby Purchase Agreement.

99.10	Joint Press Release of V. I. Technologies, Inc. and Pall Corporation dated August 7, 2002 filed as Exhibit 99.1 to the Registrant’s Form 8-K filed August 8, 2002 and incorporated herein by reference.

99.11	Certification of Periodic Financial Report filed as Exhibit 99.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference.

*	Management contracts and compensatory plans or arrangements.
+	Certain confidential material contained in the document was filed separately with SEC pursuant to Rule 406 of the Securities Act.
++	Certain confidential material contained in the document was omitted and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.